Filed Pursuant To Rule 433

Registration No. 333-275079

December 21, 2023

Michael Sonnenshein on Fox Business - 12/20/23

LIZ CLAMAN: Let's get more on all of this, from the CEO of Grayscale, Michael Sonnenshein. He joins us live in studio. Your stock, GBTC is hitting a more than fifty-two week high right now on quite a lot of optimism that you might be one of these two according to our sources. What say you? What are you hearing?

SONNENSHEIN: Well, it's been a really exciting last couple of weeks you know since, to your lead-in, Liz, the court case came through this summer, - Grayscale unanimously won, - vacated the SEC's denial order. Since then, we've had nothing but constructive dialogue with the SEC and, you know, every time we have meetings with the SEC our slides are posted, the meeting attendees are posted. And if you look closely at what we're talking about, we're actually talking about the underlying guts and mechanics of how GBTC would up-list to a spot bitcoin ETF. That's where the conversation’s focused, so I've never been more optimistic about it. Obviously a lot of our investors are optimistic that we're as close as we've ever been to that up-listing.

CLAMAN: You know what's interesting? You were earlier than Blackrock, but you and everybody, far from the first, which was the Winklevoss brothers who filed back in, I believe, 2013. I remember interviewing them about it. They were outright rejected. Now a lot of applicants have figured out exactly what they need. They’ve made multiple filings, they’ve revised, as have you. You’ve continued to get actual positive court rulings here. There are all kinds of names out there, whether it’s Cathie Wood's Ark who gets the nod,maybe because, you know, this is a very liberal SEC mostly. And maybe they say let's give it to the woman et cetera, but why should it be you first in your opinion?

SONNENSHEIN: Well, it’s not about it being Grayscale first. What we've actually been very publicly sharing on the record, and I’ll share with you today, is that the SEC should really apply an even playing field here. And so if there is going to be several issuers alongside Grayscale who has, and I maintain today, is operationally ready to up-list GBTC then those other issuers should be allowed to go to market at the same time.

CLAMAN: We did reach out to the SEC. We are waiting for comment, but we did get on the phone with Hester Pierce who is one of the SEC commissioners, and here’s what she told us: “ I’ve struggled for years to understand why there has been no approval of a spot Bitcoin ETF”. She could not give us any sort of clarity on what’s going on this minute at the SEC, but as you move forward, and get closer to this - have you secured the ticker and what is it?

SONNENSHEIN: Our ticker is GBTC.

CLAMAN: It will remain that?

SONNENSHEIN: It’ll remain GBTC. We’ve had hundreds of thousands of investors using GBTC over, really over almost the last decade that the product’s been in existence, to get regulated, familiar exposure to bitcoin in their brokerage account, their retirement account, and that’s, you know, catapulted GBTC to be the world’s largest bitcoin investment vehicle, and has really paved the way for now all of these other issuers, all the financial incumbents to now begin thinking about launching products of their own, and also coming to market.

CLAMAN: What about this question that our sources were also mentioning that the SEC at least initially, or behind closed doors was going to force anybody who has shares of GBTC to sell first before then having to buy the actual bitcoin spot ETF if that is eventually approved. You have said that’s not going to happen, it will be totally seamless. You sure of that?

SONNENSHEIN: Anybody who owns GBTC at the time that GBTC uplists there is no action required of them. GBTC today is quoted on OTCQX market. Upon uplisting to the New York Stock Exchange, the NYSE Arca, you’ll just simply see the same ticker symbol right in your brokerage account, retirement account wherever it is that you hold GBTC. There’s no action required.

CLAMAN: And they will be able to put redemptions in there, right? Because up until recently, it’s very hard with the trust. And also, I wanted to see about the fees. What will be the change in the fees?

SONNENSHEIN: Well so, that's two things there, Liz. First of all is the idea of creations and redemptions. That’s really the core of what Grayscale has been questing after, right? To actually move GBTC into the ETF wrapper. That’s always been the number one priority for us and ETFs function really well because they offer simultaneous creations and redemptions. That’s what we and other issuers are really asking for in bringing these products to market. GBTC’s fee will be reduced upon uplisting to the New York Stock Exchange, and we'll announce it as soon as the approvals come through.

CLAMAN: Despite all of the crypto assets that are surging today, it’s not just bitcoin, Ether is surging, XRP. You have 3.4% of all Bitcoin out there. When you look back at what you bought them at, it has been a pretty incredible run, has it not?

SONNENSHEIN: It really has been. You know when I look back at this year, we're ending 2023 in a very different place than where we started 2023. For a lot of investors they have been flocking to bitcoin as an inflation hedge. I think you know, this morning we actually, we've been looking out ahead to the next presidential election so we actually did a poll with The Harris Poll and actually revealed data that investors are increasingly worried about inflation as they think about the election so these are the types of reasons that we also see people are moving into bitcoin.

CLAMAN: Michael Sonnenshein of Grayscale.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities LLC, 290 Harbor Drive, Stamford, CT 06902.